China Security and Surveillance Technology Inc. Secures
New Factoring Facility with China Construction Bank to
Capitalize on Safe City Projects

Shenzhen, China, October 3, 2006-----China Security & Surveillance Technology Inc., “China Security” (CSSTF: OTC Bulletin Board), a leading provider of digital surveillance technology in China, announced today that it has signed a factoring agreement with China Construction Bank which will provide a new receivables based facility to support the Company’s efforts in securing new contracts from the Safe City Project initiative named “Plan 3111.” This facility will provide financing of up to 80 percent of the total contract amount for projects which qualify under this initiative, while government customers will pay the difference to China Security throughout the implementation process. As part of this agreement, China Security will make periodic deposits with China Construction Bank, which, depending upon the specific project, will provide a maximum factoring capacity of five to ten times the amount deposited.

The Safe City Project is a nationwide initiative to enhance general security in China’s cities, which include the implementation of new surveillance cameras in highly trafficked areas throughout a total of approximately 660 cities. These security systems will be integrated and networked together both regionally and nationally to ensure safety and security for citizens and to help deploy public services in the most timely and effective manner possible. China Security has previously signed several smaller contracts related to initial trial projects, but the majority of the projects are expected to begin in 2007 and continue to ramp into 2008 in preparation for the Beijing Summer Olympics. Contracts for this project are typically a year or more in duration and are signed and paid for by both the national and local governments.

The new receivables factoring facility with China Construction Bank is important in not only securing but executing against these contracts as the milestone payment terms associated with the Safe City Project generally carry elongated timelines, which can be up to several years. With China Security now having the ability to convert some of these receivables into working capital at the time of contract signature, the Company can use these assets to secure new and larger sized contracts. Additionally, by having the access to these funds, China Security can differentiate itself in the competitive market place versus other undercapitalized competitors.

About China Security and Surveillance, Inc.

Based in Shenzhen, China, China Security and Surveillance, Inc. designs, manufactures and provides Security Surveillance solutions through its wholly owned subsidiary, the Golden Group Ltd. The Company has a manufacturing facility located in Shenzhen and a R&D facility which leverage an exclusive collaboration agreement with Beijing University. In addition, the company has built a diversified customer base through its extensive sales and service network that includes 37 points of presence throughout the PRC.

About China Construction Bank

China Construction Bank Corporation (formerly known as the China Construction Bank) was incorporated in China in 1954. CCB Corporation is a state owned bank operating in a commercial capacity. As one of the leading banks in the domestic banking sector, with 14,250 branch outlets, CCB Corporation retains leadership roles in key market segments in the areas of corporate banking, personal banking and treasury operations. The Bank continues to pursue innovative banking services such as online banking to stay in a competitive edge.

Safe Harbor Statement

This release contains certain “forward-looking statements” relating to the business of China Security and its subsidiary companies, which can be identified by the use of forward looking terminology such as “believes, expects” or similar expressions. The forward looking statements contained in this press release include statements regarding the ability of China Security to ultimately obtain credit from China Construction Bank in conjunction with the ability of China Security to benefit from the Safe City Projects. These statements involve known and unknown risks and uncertainties, including, but are not limited to, general business conditions, managing growth, and political and other business risk. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risks and other factors detailed in the Company's reports filed with the Securities and Exchange Commission. China Security and Surveillance Technology Inc. undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities law.

Contact:
Company: Terence Yap	Investors: Brett Maas or Bryan Kobel
(646) 713-4888	Hayden Communications
terence@goldengroup.cn	(646) 536-7331
brett@haydenir.com